
Mail Stop 3561

March 29, 2007

Mr. Kenneth S. Adessky
CFO and Secretary
Newsearch, Inc.
2005 10th Street, Suite A
Boulder, CO 80302

> **RE:**   **Newsearch, Inc.**
> **Response letter dated March 20, 2007**
> **Furnished March 22, 2007**
> **File No. 0-30303**

Dear Mr. Adessky:

We have reviewed your documents and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10-KSB for the year ended December 31, 2005
Item 8A. Controls and Procedures, page 19

We have carefully reviewed your letter dated March 20, 2007 regarding compliance with Item 308(c) in Form 10-KSB/A1 filed October 31, 2007. The language in the second paragraph of Item 8A on page 19 does not appear to comply with Item 308(c) of Regulation S-B. Your disclosure states that "there were no changes in your internal control over financial reporting identified in connection with the evaluation performed that occurred during the fiscal year covered by this report" but does not state that "there were

Mr. Kenneth S. Adessky
Newsearch, Inc.
March 29, 2007
Page 2

no changes in your internal control over financial reporting identified in connection with the evaluation performed that occurred during the issuer's last fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report)". Please provide a written representation that you will revise this disclosure in future filings on Form 10-KSB.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Maureen Bauer at 202-551-3237 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies